UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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16013318

NNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2016
Washington DC

SEC FILE NUMBER
8 – 69251

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **FINANCO SECURITIES, LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 MADISON AVENEUE, 2ND FLOOR
(No. And Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP
(Name - *if individual state last, first, middle name)*

5 WEST 37TH STREET, 4TH FL	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, SCOTT D. ABRAMS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FINANCO SECURITIES, LLC, as of DECEMBER 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP

Title

SEEMA G BHAGWANDIN
NOTARY PUBLIC-STATE OF NEW YORK
No. 01BH6298815
Qualified in Nassau County
My Commission Expires 3.17.2018

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☐ (o) Supplemental Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCO SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2015

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
KENNETH S. WERNER, CPA
ANTHONY CHRYSIKOS, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

New York Office:
5 West 37th Street, 4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-575-5159
www.fulviollp.com

Connecticut Office:
95B Rowayton Avenue
Rowayton, CT 06853
TEL: 203-857-4400
FAX: 203-857-0280

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Financo Securities, LLC:

We have audited the accompanying statement of financial condition of Financo Securities, LLC (the "Company") as of December 31, 2015, and the related notes to the financial statements. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

Auditor's Responsibility

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in this financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of this financial statement. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Financo Securities, LLC as of December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.



New York, New York
February 18, 2016

FINANCO SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Cash	$	96,944
Prepaid Expenses		3,825
TOTAL ASSETS	$	100,769

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accrued Expenses	$	40,707
Total liabilities		40,707
Member's Equity		60,062
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	100,769

The accompanying notes are an integral part of this financial statement.

NOTE 1 ORGANIZATION AND NATURE OF BUSINESS

FINANCO SECURITIES, LLC (the "Company"), is 100% owned by Financo, LLC (the "Parent"), and was formed in Delaware on August 23, 2012. The Company became a broker-dealer on March 14, 2014 and as such is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. (the "FINRA"). The Company provides investment banking; financial advisory; capital-raising services; equity private placements; and merger and acquisition advice. The company's focus is in the branded consumer and retail sectors. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES

Statement of Cash Flows

Cash consists of cash held at a major financial institution.

Revenue recognition

Revenues and expenses related to investment banking activities are recorded on an accrual basis when earned and incurred, respectively.

Income taxes

The Company is a single-member limited liability company, meaning it is a "disregarded entity" for tax purposes. Its income is included in its parent's tax return and, therefore, no provision for income taxes is required. The parent is subject to New York City Unincorporated Business Tax for the Company's income. Therefore, the Company calculates the provision for income taxes on a standalone basis by applying the statutory tax rate to its income before taxes per books. This hypothetical tax provision is paid to the parent for reporting and payment to the tax authority.

NOTE 3 FAIR VALUE MEASUREMENT

Fair Value Measurement – Definition and Hierarchy

FASB ASC 820, Fair Value Measurement has no material effect on these financial statements.

NOTE 4 NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the 'applicable' exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2015, the Company had net capital of $56,237, which was $51,237 in excess of its required net capital of $5,000. The Company's net capital ratio was .72 to 1.

NOTE 5 RELATED PARTY

The Parent and an affiliate of the Parent, Service Providers, entered into an Administrative Services Agreement with the Company to provide personnel, premises, administrative, and financial related services. The agreement shall remain in effect until terminated by either party. All amounts due and owing under this agreement have been paid in full during 2015 and there is no balance outstanding among the parties as if December 31, 2015. For the period from January 1, 2015 to December 31, 2015, the amount paid by the Company under this agreement was $21,000.

NOTE 6 COMMITMENTS AND CONTINGENT LIABILITIES

The Company had no lease or equipment rental commitments, no underwriting commitments, no contingent liabilities, and had not been named as defendant in any lawsuit at December 31, 2015 or during the year then ended.

NOTE 7 GUARANTEES

FASB ASC 460, *Guarantees,* requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

NOTE 7 GUARANTEES (continued)

The Company has issued no guarantees for the period from January 1, 2015 to December 31, 2015.

NOTE 8 SUBSEQUENT EVENTS

The Company has reviewed subsequent events through February 12, 2016, which is the date the financial statements were available to be issued. There were no events identified which require disclosure.